FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of November


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




Media
Information

                                9 November 2004

                    BG Group Appoints New Company Secretary

BG Group has announced that at its meeting today, the Board approved the appointment of Ben Mathews as Company Secretary, who takes up his position with immediate effect.


                                    -ends-


 There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2003.

Notes to Editors:

BG Group plc works across the spectrum of the gas chain. Active on five continents in some 20 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power.


Enquiries:

Communications                          +44 (0) 118 929 3717

Out of hours media pager:               +44 (0) 7659 150428

Investor Relations                      +44 (0) 118 929 3025


Website: www.bg-group.com




                                SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 9 November 2004                            By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary